UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 12)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Orchid Cellmark Inc.

(Name of Subject Company (Issuer))

OCM Acquisition Corp.

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68573C107

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President and Chief Legal Officer

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

John H. Booher

Hogan Lovells US LLP

100 International Drive, Suite 2000

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$91,588,968.80	$10,633.48

*	Estimated solely for purposes of calculating the filing fee. This amount assumes the purchase of up to 32,710,346 shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc. at a purchase price of $2.80 per share. The number of shares represents the fully diluted number of shares of common stock outstanding consisting of (i) 29,992,186 shares of common stock outstanding on April 4, 2011, and (ii) 2,718,160 shares of common stock issuable under stock options outstanding on April 5, 2011.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,633.48
Form or Registration No.:	Schedule TO
Filing Party:	OCM Acquisition Corp. and Laboratory Corporation of America Holdings
Date Filed:	April 19, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 12 (this “Amendment No. 12”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 19, 2011 (as amended and supplemented by Amendment No. 1 filed on April 20, 2011, Amendment No. 2 filed on May 2, 2011, Amendment No. 3 filed on May 5, 2011, Amendment No. 4 filed on May 18, 2011, Amendment No. 5 filed on June 2, 2011, Amendment No. 6 filed on June 16, 2011, Amendment No. 7 filed on July 18, 2011, Amendment No. 8 filed on August 15, 2011, Amendment No. 9 filed on September 12, 2011, Amendment No. 10 filed on October 11, 2011, and Amendment No. 11 filed on November 7, 2011) (the “Schedule TO”) in connection with the offer by OCM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc., a Delaware corporation (“Orchid Cellmark”) (the “Shares”), at a price of $2.80 per Share in cash, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2011 (the “Offer to Purchase”), a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 12 is being filed on behalf of Purchaser and LabCorp.

The information set forth in the Schedule TO and in the Offer to Purchase remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No.12 without definition have the meanings ascribed to them in the Schedule TO.

Items 1, 4, 5, 6, 8 and 11. Summary Term Sheet; Terms of the Transaction; Past Contracts, Transactions, Negotiations and Agreements, Purposes of the Transaction, and Plans or Proposals; Interest in Securities of the Subject Company; Additional Information.

Items 1, 4, 5, 6, 8 and 11 of the Schedule TO, and the pertinent sections of the Offer to Purchase referred to in such Items, are hereby amended and supplemented by adding the following text thereto:

“On November 14, 2011, LabCorp, Purchaser and Orchid Cellmark entered into Amendment No. 2 to the Merger Agreement (“Amendment No. 2”) to extend the Extended Outside Date of the Offer by an additional 30 calendar days, or to December 14, 2011. The purpose of Amendment No. 2 is to provide for additional time that the Offer may remain open while the FTC continues its review of the transactions.

Amendment No. 2 is set forth as Exhibit (d)(5) hereto and is incorporated by reference herein.

On November 15, 2011, LabCorp announced that Purchaser extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, as amended, until 5:00 p.m., New York City time, on November 30, 2011. As previously announced, the Offer was previously extended by Purchaser to November 14, 2011. The Offer may be further extended as described in the Offer to Purchase. The Depositary has advised LabCorp that, as of 5:00 p.m. New York City time, on November 14, 2011, an aggregate of 26,064,267 Shares, or approximately 86.8% of the outstanding Shares, had been validly tendered into, and not withdrawn from, the Offer. There were no shares tendered through uncovered notices of guaranteed delivery.

On November 15, 2011, LabCorp issued a press release announcing the extension of the Offer and Amendment No. 2. The full text of the press release issued by LabCorp is set forth as Exhibit (a)(5)(R) hereto and is incorporated by reference herein.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby supplemented by adding the following exhibits:

“(a)(5)(R)	Press release issued by LabCorp on November 15, 2011.

(d)(5)	Amendment No. 2, dated November 14, 2011 to the Agreement and Plan of Merger, dated April 5, 2011, as amended by Amendment No. 1, dated June 15, 2011, by and among LabCorp, Purchaser and Orchid Cellmark.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III
Title: Senior Vice President and Chief Legal Officer

Dated: November 15, 2011

OCM ACQUISITION CORP.

By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III
Title: President and Secretary

Dated: November 15, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

(a)(5)(R)	Press release issued by LabCorp on November 15, 2011.

(d)(5)	Amendment No. 2, dated November 14, 2011, to the Agreement and Plan of Merger, dated April 5, 2011, as amended by Amendment No. 1, dated June 15, 2011, by and among LabCorp, Purchaser and Orchid Cellmark.